January 9, 2019

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington D.C. 20549-7010

Dear Mr. O'Brien:

This letter sets forth the response of Tupperware Brands Corporation (the “Company”) to the Staff's comments contained in your letter dated December 21, 2018, and relating to the Company's Form 10-Q for the thirteen weeks ended September 30, 2018 (the "2018 Q3 Form 10-Q"), which was filed on November 02, 2018.

We respectfully acknowledge each of the comments provided. For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response. As appropriate within the context of our responses, in the case of the first item, we have provided revisions planned for future filings.

Note 1. Summary of Significant Accounting Policies - Revenue Recognition

Note 3. Promotional Cost, page 7

1. We note that you frequently make promotional offers to members of your independent sales force (i.e. your customers) to encourage them to fulfill specific goals or targets for sales levels, party attendance, addition of new sales force members or other business critical functions. Please tell us how you considered the guidance in ASC 606-10-32-25 through 27 in your determination that these costs should be reflected as promotional costs rather than as a reduction to revenue. Address this comment as it relates to the nature of each type of consideration (e.g., cash, price reductions, product awards, special prizes or trips) and identify the distinct good or service your customer transfers to you.

Response:

Compensation and other consideration, including cash and price reductions, provided to the Company's independent sales force (i.e. the customer) in connection with a direct sale of goods is appropriately recorded as a reduction of revenue within the Company's net revenue. In consideration of ASC 606-10-32-25 through 27, there are other ways for our independent sales force members to engage and build their independent Tupperware businesses to enhance their earning opportunity. These services include, but are not limited to, adding other independent sellers to their sales organization, training and motivating their independent sales organization to engage in the business, managing certain administrative tasks and communicating the Company's message around its global purpose and independent sales force earning opportunity. To motivate the sales force to apply efforts in these business building endeavors, as opposed to only selling activities, the Company provides promotional offers in the form of products awards, special prizes and trips. The promotional awards are measured based on fulfilling specific goals around targets for adding sales force members, party attendance and/or targeted organization sales (i.e. the ability for a sales force leader to train and motivate their independent sales organization to grow as a group). These promotional awards are not based on direct sales to our sales force members, but on these other services necessary to grow the independent sales force base.

Reflecting upon the Staff's comment, we intend to clarify our language around promotional activities in future filings with language similar to the below (changes are marked versus the verbiage included in the 2018 Q3 Form 10-Q):

The Company frequently makes promotional offers to members of its independent sales force to encourage them to fulfill specific goals or targets for other activities, ancillary to the Company's business, which are measured by defined group/team sales levels, party attendance, addition of new sales force members or other business-critical functions. The awards offered are in the form of product awards, special prizes or trips.
The Company accrues for the costs of these awards during the period over which the sales force qualifies for the award and reports these costs primarily as a component of DS&A expense. These accruals require estimates as to the cost of the awards, based upon estimates of achievement and actual cost to be incurred. During the qualification period, actual results are monitored, and changes to the original estimates are made when known. Promotional and other sales force compensation expenses included in DS&A expense totaled

$73.0 million and $86.4 million for the third quarters of 2018 and 2017, respectively, and $244.1 million and $274.0 million for the respective year-to-date periods.

2. We note that when revenue is recorded, estimates of returns are made and recorded as a reduction of revenue. If material, please tell us, and revise to disclose how you account for returns, if different from other variable consideration. For example, please tell us and revise to disclose if you record a refund liability and asset for the right to recover goods from your independent sales force at the time of sale. See guidance in ASC 606-10-32-10 and 606-10-55-22 through 55-29.

Response:

The requisite disclosures for sales returns were considered, but returns from customers have not historically been considered quantitatively or qualitatively material for further disclosure, including with respect to sales made through the end of the third quarter of 2018. In the future, we would not expect sales return allowances associated with a given period's sales to be material.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be satisfactory in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/S/ MICHAEL S. POTESHMAN
Michael S. Poteshman
Executive Vice President and Chief Financial Officer
TUPPERWARE BRANDS CORPORATION